UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Zipcar, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98974X-10-3

(CUSIP Number)

Song H. Pak, Esq.

Revolution Living LLC

1717 Rhode Island Avenue, N.W.

10th Floor

Washington, D.C. 20036

(202) 776-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98974X-10-3

1.	Names of Reporting Persons.
Stephen M. Case

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization
United States

Number of shares beneficially owned by each Reporting Person with	7.	Sole Voting Power:	7,852,905[1]

	8.	Shared Voting Power:	0

	9.	Sole Dispositive Power:	7,852,905[1]

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,852,905[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11)
19.6%[2]

14.	Type of Reporting Person (See Instructions)
IN

1	See Item 5.
2	Based upon 40,012,746 shares of the Issuer’s common stock that were outstanding as of July 26, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which was filed on August 3, 2012, as adjusted pursuant to the requirements of Rule 13d-3 under the Securities Exchange Act of 1934.

CUSIP No. 98974X-10-3

1.	Names of Reporting Persons.
Stephen M. Case Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization
Virginia

Number of shares beneficially owned by each Reporting Person with	7.	Sole Voting Power:	7,852,175[1]

	8.	Shared Voting Power:	0

	9.	Sole Dispositive Power:	7,852,175[1]

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,852,175[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11)
19.6%[2]

14.	Type of Reporting Person (See Instructions)
OO

1	See Item 5.
2	Based upon 40,012,746 shares of the Issuer’s common stock that were outstanding as of July 26, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which was filed on August 3, 2012.

CUSIP No. 98974X-10-3

1.	Names of Reporting Persons.
Revolution Living LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization
Delaware

Number of shares beneficially owned by each Reporting Person with	7.	Sole Voting Power:	6,852,175[1]

	8.	Shared Voting Power:	0

	9.	Sole Dispositive Power:	6,852,175[1]

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,852,175[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11)
17.1%[2]

14.	Type of Reporting Person (See Instructions)
OO

1	See Item 5.
2	Based upon 40,012,746 shares of the Issuer’s common stock that were outstanding as of July 26, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which was filed on August 3, 2012.

CUSIP No. 98974X-10-3

1.	Names of Reporting Persons.
Revolution Living II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization
Delaware

Number of shares beneficially owned by each Reporting Person with	7.	Sole Voting Power:	250,000[1]

	8.	Shared Voting Power:	0

	9.	Sole Dispositive Power:	250,000[1]

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
250,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11)
0.6%[2]

14.	Type of Reporting Person (See Instructions)
OO

1	See Item 5.
2	Based upon 40,012,746 shares of the Issuer’s common stock that were outstanding as of July 26, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which was filed on August 3, 2012.

CUSIP No. 98974X-10-3

1.	Names of Reporting Persons.
Revolution Living III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
☐

6.	Citizenship or Place of Organization
Delaware

Number of shares beneficially owned by each Reporting Person with	7.	Sole Voting Power:	250,000[1]

	8.	Shared Voting Power:	0

	9.	Sole Dispositive Power:	250,000[1]

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
250,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11)
0.6%[2]

14.	Type of Reporting Person (See Instructions)
OO

1	See Item 5.
2	Based upon 40,012,746 shares of the Issuer’s common stock that were outstanding as of July 26, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which was filed on August 3, 2012.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”) of Zipcar, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 25 First Street, 4th Floor, Cambridge, Massachusetts 02141.

Item 2.	Identity and Background.

(a)	The Reporting Persons are:

Stephen M. Case Stephen M. Case Revocable Trust (the “Trust”) Revolution Living LLC (“RL”) Revolution Living II LLC (“RL II”) Revolution Living III LLC (“RL III”)

(b)	The place of business of the Reporting Persons is:

c/o Revolution Living LLC 1717 Rhode Island Avenue, N.W. 10th Floor Washington, D.C. 20036

(c)	The principal occupation of the Reporting Persons are:

Mr. Case is the Chairman, Chief Executive Officer and President of RL, RL II and RL III and is the sole trustee of the Trust, all at the address listed in above Item 2(b). RL, RL II and RL III are holding companies for certain of Mr. Case’s investments and the Trust is a trust through which Mr. Case holds certain assets.

(d)	Criminal Proceedings:

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:

Mr. Case is a citizen of the United States. Each of the entities are limited liability companies organized under the laws of the State of Delaware. The trust is a revocable trust under trust agreement, dated December 17, 1998, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 4 is incorporated by reference into this Item 3. Between August 7, 2012 and August 28, 2012, the Trust purchased an aggregate of 1,000,000 shares of Common Stock in open market purchases. The aggregate purchase price of these shares was approximately $7.8 million. The source of funds used to purchase these shares was Mr. Case’s personal assets. No borrowed funds were used to purchase such shares.

Item 4.	Purpose of Transaction.

The Trust acquired the shares described in Item 3, and the Reporting Persons plan to hold the securities reported herein, for investment purposes. The Reporting Persons may, from time to time, engage in other transactions in order to maximize the value of their respective investments in the Issuer. Such alternatives may include, without limitation, the purchase of additional shares of Common Stock in the open market, in privately negotiated transactions, upon exercise of stock options or otherwise, and the sale of all or a portion of the Common Stock now owned or hereafter acquired, including upon exercise of stock options currently held, or held in the future, by Mr. Case. Additionally, as a non-employee director of the Issuer, Mr. Case is entitled, to receive, from time to time, equity incentive awards from the Issuer pursuant to, and in accordance with the terms of, the Issuer’s non-employee director compensation policy (the “Compensation Policy”).

Except as stated herein, at the present time, the Reporting Persons have no plans or proposals which relate to or would result in any of those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934 (the “Exchange Act”), or any action similar to those enumerated therein.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The Reporting Persons collectively beneficially own an aggregate of 7,852,905 shares of Common Stock, or approximately 19.6% of the outstanding shares (based upon 40,012,746 shares of the Issuer’s common stock that were outstanding as of July 26, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which was filed on August 3, 2012, as adjusted pursuant to the requirements of Rule 13d-3 under the Exchange Act). Such shares are beneficially owned as follows:

Reporting Person	Shares Beneficially Owned		Percentage Ownership
Stephen M. Case	7,852,905	(1)	19.6%
Trust	7,852,175	(2)	19.6%
RL	6,852,175	(3)	17.1%
RL II	250,000	(4)	0.6%
RL III	250,000	(5)	0.6%

(1)	Consists of: 1,000,000 shares directly held by the Trust; 6,352,175 shares directly held by RL; 250,000 shares directly held by RL II: 250,000 shares directly held by RL III; and 730 shares issuable within 60 days of the date of this filing upon exercise of a stock option held directly by Mr. Case. Mr. Case has the sole power to vote and dispose of the shares underlying the stock option. As the sole trustee of the Trust and Chairman, Chief Executive Officer and President of RL, RL II and RL III, Mr. Case has the sole power to direct the vote and disposition of the shares held by the Trust, RL, RL II and RL III.

(2)	Consists of: 1,000,000 shares directly held by the Trust; 6,352,175 shares directly held by RL; 250,000 shares directly held by RL II; and 250,000 shares directly held by RL III. The Trust has the sole power to vote and dispose of the shares that it holds directly. As the indirect controlling stockholder of RL, RL II and RL III, the Trust has the sole power to direct the vote and disposition of the shares held by RL, RL II and RL III, except to the extent such power is exercised by Mr. Case as the sole trustee of the Trust.

(3)	Consists of: 6,352,175 shares directly held by RL; 250,000 shares directly held by RL II; and 250,000 shares directly held by RL III. RL has the sole power to vote and dispose of the shares that it holds directly. As the sole stockholder of RL II and RL III, RL has the sole power to direct the vote and disposition of the shares held by RL II and RL III, except to the extent such power is exercised by the Trust or Mr. Case as controlling persons of RL.

(4)	Consists of 250,000 shares directly held by RL II. RL II has the sole power to vote and dispose of such shares.

(5)	Consists of 250,000 shares directly held by RL III. RL III has the sole power to vote and dispose of such shares.

(c)	During the past sixty days, the Trust purchased shares of Common Stock in open market transactions. Those transactions are shown below:

Date Acquired	Number of Shares	Aggregate Cost	Weighted-Average Cost per Share
August 7, 2012	112,900	$852,372	$7.55
August 8, 2012	89,600	$701,165	$7.83
August 9, 2012	63,476	$491,476	$7.74
August 10, 2012	61,700	$489,873	$7.94
August 16, 2012	400	$3,196	$7.99
August 17, 2012	13,300	$106,240	$7.99
August 20, 2012	41,324	$330,179	$7.99
August 21, 2012	66,589	$531,973	$7.99
August 22, 2012	134,900	$1,076,394	$7.98
August 23, 2012	160,500	$1,269,090	$7.91
August 28, 2012	255,311	$1,978,660	$7.75

Except as set forth above, none of the Reporting Persons have effected any transactions involving the Common Stock in the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

The Issuer, RL and other holders of Common Stock are party to a seventh amended and restated registration rights agreement, dated November 17, 2010 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, holders of shares having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing, as described below.

Demand Registration Rights

At any time, the holders of a majority of the shares having demand registration rights may request that the Issuer register all or a portion of their Common Stock for sale under the Securities Act of 1933 (the “Securities Act”), so long as the aggregate price to the public in connection with any such offering is at least $20 million. The Issuer will effect the registration as requested, unless in the good faith judgment of its board of directors, such registration should be delayed. The Issuer may be required to effect two of these registrations. In addition, when the Issuer is eligible for the use of Form S-3, or any successor form, holders of a majority of the shares having demand registration rights may make unlimited requests that the Issuer register all or a portion of their Common Stock for sale under the Securities Act on Form S-3, or any successor form, so long as the aggregate price to the public in connection with any such offering is at least $10 million.

Incidental Registration Rights

In addition, if at any time the Issuer registers any shares of Common Stock, the holders of all shares having registration rights are entitled to notice of the registration and to include all or a portion of their Common Stock in the registration.

Other Provisions

In the event that any registration in which the holders of registrable shares participate pursuant to the Registration Rights Agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

The Issuer will pay all registration expenses, other than underwriting discounts, selling commissions and the fees and expenses of the selling stockholders’ own counsel, related to any demand or incidental registration. The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to the selling stockholders.

The foregoing description is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Stock Options

Pursuant to the Compensation Policy, on May 31, 2012, Mr. Case received a nonstatutory stock option to purchase an aggregate of 8,768 shares of Common Stock. The option becomes exercisable as to 2.0833% of the shares subject to the option in 48 equal monthly installments beginning June 30, 2012. The vesting of the option is subject to Mr. Case’s continued service as a director. The option is subject to the terms and conditions of the Company’s 2011 Stock Incentive Plan (the “Plan”) and the stock option agreement (the “Option Agreement”), the forms of which are filed as exhibits to this Schedule 13D and incorporated by reference herein, and the foregoing description is qualified in its entirety by reference to the full text of the Plan and the Option Agreement.

Additionally, as a non-employee director of the Issuer, Mr. Case is entitled to receive, from time to time, equity incentive awards from the Issuer pursuant to, and in accordance with the terms of, the Compensation Policy.

Pledges

The shares beneficially owned by RL II and RL III are pledged as collateral for certain loans to affiliates of the Reporting Persons.

Other than as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power of the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

A.	Seventh Amended and Restated Registration Rights Agreement, dated November 17, 2010, by and among the Issuer and the stockholders set forth therein (incorporated by reference to Exhibit 10.17 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-167220) filed on December 20, 2010).

B.	2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Amendment No. 6 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-167220) filed on March 30, 2011).

C.	Form of Nonstatutory Stock Option Agreement for Directors under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.42 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-167220) filed on March 7, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2012	/s/ STEPHEN M. CASE
Stephen M. Case

Stephen M. Case Revocable Trust

/s/ STEPHEN M. CASE
By: Stephen M. Case
Its: Trustee

Revolution Living LLC

/s/ STEPHEN M. CASE
By: Stephen M. Case
Its: Chairman, Chief Executive Officer and President

Revolution Living II LLC

/s/ STEPHEN M. CASE
By: Stephen M. Case
Its: Chairman, Chief Executive Officer and President

Revolution Living III LLC

/s/ STEPHEN M. CASE
By: Stephen M. Case
Its: Chairman, Chief Executive Officer and President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)